Exhibit 8.1

Subsidiaries of Arbe Robotics Ltd.

Name of Subsidiary	Jurisdiction of Incorporation
Arbe Robotics US, Inc.	Delaware
Shanghai Arbe Technologies Co., Ltd.	People’s Republic of China